SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Material Fact

São Paulo, November 22, 2024 –GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4), one of the leading airlines in Brazil, in view of the atypical movement involving its shares, confirms the receipt of the Letter No. 719/2024-SLE, submitted by the Superintendência de Listagem e Supervisão de Emissores of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), on November 21, 2024 ("Letter"), transcribed below:

"Dear Sir,

In view of the latest fluctuations recorded with the securities issued by this company, the number of trades and the amount traded, as follows, we request that you be informed, by 11/22/2024, if there are any facts known to you that may justify them.

PN Actions
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Medium	Closing	Fluct. %	Neg.	Quantity	Volume (R$)
06/11/2024	1,12	1,10	1,14	1,12	1,14	1,79	987	6.302.610	7.075.040,00
07/11/2024	1,14	1,10	1,20	1,14	1,11	-2,63	2.187	9.422.800	10.749.205,00
08/11/2024	1,10	1,10	1,14	1,12	1,14	2,70	770	3.990.500	4.469.843,00
11/11/2024	1,12	1,11	1,14	1,13	1,13	-0,88	505	1.326.200	1.493.016,00
12/11/2024	1,13	1,06	1,14	1,09	1,07	-5,31	2.595	6.308.700	6.883.492,00
13/11/2024	1,07	1,07	1,13	1,10	1,13	5,61	899	6.130.300	6.717.811,00
14/11/2024	1,12	1,11	1,19	1,16	1,17	3,54	2.627	7.348.710	8.543.304,00
18/11/2024	1,17	1,17	1,24	1,21	1,22	4,27	2.812	5.667.600	6.838.203,00
19/11/2024	1,22	1,21	1,35	1,29	1,35	10,66	3.975	12.381.900	16.031.554,00
21/11/2024*	1,34	1,33	1,76	1,59	1,64	21,48	8.126	27.812.100	44.252.761,00

*Updated until 03:22 p.m."

In this regard, GOL clarifies that (i) as already informed in the Notices to the Market disclosed on October 15, May 28 and July 9, 2024, Abra Group informed GOL that it is in discussions with Azul to explore potential opportunities related to GOL; (ii) an agreement between Azul and Grupo Abra would not be binding on GOL; and (iii) as informed in the Notices to the Market disclosed on November 15, March 7, May 28 and July 9, 2024 and, in the Material Fact disclosed on May 27, 2024, GOL and its advisors intend to conduct a competitive process through which they will evaluate financing proposals for the exit from the Chapter 11 procedure, as well as any viable and competitive alternative transactions, including opportunities presented by potential sources of equity and debt.

GOL also highlights that, as disclosed in the Material Fact dated November 6, 2024, the Plan Support Agreement ("PSA") entered into by GOL, Abra Group Limited and the unsecured creditors' committee designated in GOL's Chapter 11 proceeding, contemplates the conversion of a significant portion of GOL's debt and other obligations into equity. Accordingly, such conversion, structured to reflect the economic value of GOL's shares, under the terms of applicable law, is expected to result in a significant dilution of GOL's shares currently outstanding.

GOL reported in its quarterly financial statements for the 9-month period ended September 30, 2024, a total net debt of R$27.6 billion, net loss of R$830 million in the quarter and EBITDA of R$3.75 billion for the last twelve months, as reported in the financial statements.

The Company further clarifies that, after having carried out the inquiries provided for in Article 4, sole paragraph, of CVM Resolution No. 44/2021, it is not aware of any material fact or act related to the matters addressed in the Letter that has not already been disclosed to the market prior to this notice.

Material Fact

About GOL Linhas Aéreas Inteligentes S.A

GOL is a leading domestic airline in Brazil and part of Abra Group. Since it was founded in 2001, the Company has the lowest unit cost in Latin America, democratizing air transportation. The Company has alliances with American Airlines and Air France-KLM and provides eighteen codeshares and interline agreements to its Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All,” GOL offers the best travel experience to its passengers and the best frequent-flyer program, Smiles. In cargo transportation, Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of 13,900 highly qualified aviation professionals focused on Safety. GOL’s #1 value and operates a standardized fleet of 138 Boeing 737 aircraft. The Company's shares are traded on the B3 (GOLL4). For further information, go to www.voegol.com.br/ri.

Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Eduardo Guardiano Leme Gotilla
Name: Eduardo Guardiano Leme Gotilla Title: Chief Financial and IR Officer